

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

> **Re:** **Cellular Concrete Technologies, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended March 31, 2013**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed December 20, 2013**
> **File No. 000-54612**

Dear Mr. Falco:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

Form 8-K Amended December 20, 2013

Competitive Advantage, page 9

1.   Regarding your response to prior comment 5, we note that you continue to make claims about your product in your document, such as your reference to a "higher quality" product on page 12. If you have not tested your product in a manner that provides objective statistically relevant results that support the claims you make about your product or whether the concrete mix that the product generates satisfies building codes, please make this clear in your risk factors disclosure and where you make a claim in this document.

Competition, page 13

2.   Please address the last sentence of prior comment 6. It remains unclear why your deletions mentioned in that sentence were appropriate.

Plan of Operation, page 22

3.   Please reconcile your disclosure added in the last sentence on page 22 that the license is subject to immediate discontinuation with your disclosure on page 16 that the license is not subject to immediate discontinuation.

Liquidity and Capital Resources, page 23

4.   Please clarify the last paragraph of this section to disclose the substance of your statement in response to prior comment 10 regarding the agreement for the registrant to begin paying expenses after "change of control." File the agreement as an exhibit and disclose the date that the registrant began paying its expenses. Also, with a view toward disclosure in an appropriate section of your document, please tell us the amount of your expenses that Accelerated Venture Partners paid; ensure that your response is consistent with the disclosure in your Form 10-Q for the periods ended June 30, 2012 and September 30, 2012 regarding "expenses due to founder."

Rule 144, page 28

5.   Please address that part of prior comment 12 that asked you to disclose when your outstanding shares could be sold pursuant to Rule 144. On what date will you have satisfied "the requirements of Rule 144(i)(2)"? Given Rule 144(i), clarify how the time periods that you mention in the first two paragraphs of this section are relevant to the sales of your outstanding securities.

Exhibits, page 32

6.   Your response to prior 13 does not cite authority for how you complied with your obligations under Regulation 14A or 14C. We encourage you to ensure that you comply with those obligations and all of your obligations under the Exchange Act.

Form 10-K for Fiscal Year Ended March 31, 2013

Compliance with Section 16(a) of the Exchange Act. page 12

7.   We note your response to prior comment 15. Please revise this section to provide the disclosure required by Item 405(a) of Regulation S-K.

Signatures

8.   We note your response to prior comment 15. In future filings, please ensure that each individual signing the document in the capacity of a director is identified as a director below the second paragraph of text that Form 10-K requires to appear on the Signatures page.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Controls and Procedures

9.   Please refer to our prior comment 18. We see from your disclosure that your management conducted their evaluation of your disclosure controls and procedures as of September 30, 2012 and based on this evaluation determined that your disclosure controls and procedures were not effective. Please further amend your filing to provide managements evaluation of disclosure controls and procedures as of September 30, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are your

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy Orr, Esq.